Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement dated
March 19, 2018 to Prospectus dated November 14, 2017
Registration Statement No. 333-221559
March 19, 2018

W. R. Berkley Corporation

$175,000,000

5.70% SUBORDINATED DEBENTURES DUE 2058

Issuer:	W. R. Berkley Corporation

Securities:	5.70% Subordinated Debentures due 2058

Security Type:	Subordinated Debentures

Anticipated Ratings*:	Moody’s: Baa3 (positive) / S&P: BBB- (stable)

Minimum Denominations:	$25 and integral multiples of $25 in excess thereof

Trade Date:	March 19, 2018

Settlement Date (T+5):	March 26, 2018

Maturity Date:	March 30, 2058

Underwriting Discount:	$0.7875 per debenture sold to retail investors and $0.50 per debenture sold to institutional investors

Principal Amount:	$175,000,000

Over-Allotment Option:	The Issuer has granted the underwriters the option, exercisable for 30 days from the date of the prospectus supplement, to purchase up to an additional $26,250,000 aggregate principal amount of debentures solely to cover over allotments at the price to public less the applicable underwriting discount.

Proceeds (after underwriting discount and before expenses):	$169,565,125

Price to Public:	$25.00 plus accrued interest, if any, from March 26, 2018 to the date of delivery.

Coupon:	5.70%

Interest Payment Dates:	Quarterly on the 30th of each March, June, September and December, commencing on June 30, 2018.

Record Dates:	Interest payments on the debentures will be made to the holders of record at the close of business on March 15, June 15, September 15 or December 15, as the case may be, immediately preceding such March 30, June 30, September 30 or December 30, whether or not a business day.

Optional Interest Deferral:	The Issuer has the right on one or more occasions to defer the payment of interest on the debentures for up to five consecutive years (each such period, an “optional deferral period”). During an optional deferral period, interest will continue to accrue at the interest rate on the debentures, compounded quarterly as of each interest payment date to the extent permitted by applicable law.

Optional Redemption:

The Issuer may elect to redeem the debentures:

•  in whole at any time or in part from time to time on or after March 30, 2023, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the debentures are not redeemed in whole, at least $25 million aggregate principal amount of the debentures must remain outstanding after giving effect to such redemption;

•  in whole, but not in part, at any time prior to March 30, 2023, within 90 days of the occurrence of a “tax event” at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; or

•  in whole, but not in part, at any time prior to March 30, 2023, within 90 days of the occurrence of a “rating agency event” at a redemption price equal to 102% of their principal amount plus any accrued and unpaid interest to, but excluding, the date of redemption.

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering for general corporate purposes.

CUSIP; ISIN:	084423 706; US0844237067

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement, including a prospectus, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus if you request it by calling or emailing Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649 or prospectus@morganstanley.com, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322 or dg.prospectus_requests@baml.com, UBS Securities LLC toll-free at 1-888-827-7275, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com.